599 LEXINGTON AVENUE  |  NEW YORK  |  NY  |  10022-6069

WWW.SHEARMAN.COM  |  T +1.212.848.4000  |  F +1.212.848.7179

mbenjamin@shearman.com 212.848.7658 (Direct) 646.848.7658 (Fax)	December 20, 2013

Via Email and EDGAR Correspondence Filing

Ms. Mara L. Ransom, Assistant Director

Ms. Liz Walsh, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Tops Holding II Corporation

Tops Holding LLC

Tops Markets, LLC

Tops Markets II Corporation

Registration Statement on Form S-4

(File No. 333-191029)

Responses to SEC Comments to Form S-4/A filed December 3, 2013

Dear Ms. Ransom:

On behalf of Tops MBO Corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated December 16, 2013, relating to Amendment No. 2 to the registration statement on Form S-4/A (File No. 333-191029) of Tops Holding II Corporation, Tops Holding LLC, Tops Markets, LLC and Tops Markets II Corporation (collectively, the “Issuers” or “we”) filed on December 3, 2013 ( “Amendment No. 2”). Each Staff comment has been repeated below, for your convenience, and is followed by the Issuers’ response to that comment.

This letter should be read in conjunction with Amendment No. 3 to the registration statement on Form S-4/A (“Amendment No. 3”), which the Issuers filed with the Commission on

ABU DHABI | BEIJING | BRUSSELS | FRANKFURT | HONG KONG | LONDON | MILAN | NEW YORK | PALO ALTO PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHA I | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Mara L. Ransom	December 20, 2013

December 20, 2013. In this letter, all page references set forth in the Issuers’ responses to the Staff’s comments refer to page numbers in Amendment No. 3. To assist the Staff, we are delivering a copy of this letter and a comparison draft showing the changes made in Amendment No. 3 as compared to Amendment No. 2.

General

1.	We note your supplemental letter with respect to the Exchange Notes due 2017 has been filed on EDGAR, but it still does not appear among the submissions for Tops Holding II Corporation. Please refile the letter, such that it appears for Tops Holding II Corporation.

Response: We have refiled the supplemental letter so that it appears among the submissions for Tops Holding II Corporation.

2.	Please provide disclosure that is responsive to Item 403 of Regulation S-K and Item 19(b) of Form S-4. As a related matter, please briefly describe the purpose for the Management Purchase you describe in your prospectus.

Response: We acknowledge the comment and have provided the requested disclosure on page 80.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 39

3.	We note that you have applied push-down accounting to your pro forma financial statements because Tops MBO Co acquired “substantially all” of your outstanding shares. With reference to SAB Topic 5:J, please provide us with the details of the transactions that occurred and your analysis supporting the application of push-down accounting. Your response should include, but not be limited to, quantification of the percentage of your outstanding shares acquired by Tops MBO Co and analysis of any collaborative group.

Response: In determining to apply “push down” accounting to the Management Purchase, we considered the following factors:

•	The acquired entity, Tops Holding II Corporation (“Holding II”), remained as a separate corporate entity after the Management Purchase;

•	The acquired entity, Holding II, will remain an SEC registrant after the acquisition date;

•	We consider the members of management that compose the ownership group of Tops MBO Co to be a collaborative group pursuant to Topic D-97 as these investors mutually promoted the Management Purchase and collaborate on the subsequent control of Holding II;

Ms. Mara L. Ransom	December 20, 2013

•	Prior to the Management Purchase, this collaborative group of management owned approximately 7% of Holding II’s outstanding shares. Following the Management Purchase, this group beneficially owns 100% of Holding II primarily through their ownership of Tops MBO Co; and

•	The percentage of outstanding shares of Holding II owned by the collaborative group of management increased by approximately 93%.

As the change in ownership of outstanding shares by one investor is between 80% and 95%, “push down” accounting is permitted but not required. The Company has elected to apply “push down” accounting, with the results of the Management Purchase reflected in Holding II’s consolidated financial statements.

We have modified our disclosure on pages 39, 46, 62 and 74 to clarify the ownership percentages of the collaborative management group prior to and subsequent to the Management Purchase.

4.	Please refer to footnote 2 to your pro forma financial statements. Please tell us why the preliminary acquisition price of $21.2 million includes estimated applicable taxes and the basis in GAAP for including this in the purchase price.

Response: We acknowledge the comment and have modified the disclosure on page 44 to exclude applicable taxes.

5.	Please refer to footnote 2 to your pro forma financial statements. Please tell us, and revise your disclosure to clarify, why your purchase price allocation reflects goodwill of $306.37 million while your pro forma balance sheet reflects goodwill of $302.66 million.

Response: We acknowledge the comment and have modified our pro forma balance sheet to reflect a goodwill balance consistent with our purchase price allocation.

Item 21. Exhibits and Financial Data Schedules, Page II-1

Exhibit 10.12

6.	Please refile Exhibit 10.12 to provide all of the annexes, exhibits and schedules to the agreement. If you do not believe you are required to file these items, please provide us with your analysis in support of your position and supplementally provide us with copies of the annexes, exhibits and schedules.

Response: We acknowledge the comment and have refiled Exhibit 10.12 with all of its annexes, exhibits and schedules.

*  *  *

Ms. Mara L. Ransom	December 20, 2013

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7658.

Very truly yours,

/s/ Michael W. Benjamin

Michael W. Benjamin

cc:	Jason Niethamer

Jennifer Thompson

Liz Walsh

(U.S. Securities and Exchange Commission)

William R. Mills, Senior Vice President, Chief Financial Officer

Lynne A. Burgess, Senior Vice President, General Counsel & Secretary